UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
AS AT JUNE 30, 2014

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	June 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents		$120.2	$222.3
Gold bullion (market value $177.1; December 31, 2013 - $162.3)	4	96.9	96.9
Income taxes receivable		16.8	37.2
Receivables and other current assets	5	84.2	80.0
Inventories	6	267.9	300.2
		586.0	736.6
Non-current assets
Deferred income tax assets		80.3	74.0
Investments in associates and joint ventures	8	62.3	65.5
Property, plant and equipment	9	2,658.5	2,520.4
Exploration and evaluation assets		538.3	533.3
Other assets	10	318.5	260.6
		3,657.9	3,453.8
		$4,243.9	$4,190.4
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$171.8	$185.6
Income taxes payable		17.5	12.1
Current portion of provisions	11	5.9	11.4
Other liabilities		7.0	6.2
		202.2	215.3
Non-current liabilities
Deferred income tax liabilities		228.4	212.3
Provisions	11	278.6	247.0
Long-term debt	12(a)	641.0	640.3
Other liabilities		22.9	3.0
		1,170.9	1,102.6
		1,373.1	1,317.9
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	15	2,319.5	2,317.6
Contributed surplus		37.2	35.2
Retained earnings		493.9	465.1
Accumulated other comprehensive income (loss)		(20.7)	13.3
		2,829.9	2,831.2
Non-controlling interests		40.9	41.3
		2,870.8	2,872.5
Contingencies and commitments	11(b), 22
		$4,243.9	$4,190.4
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2014	2013	2014	2013
Revenues		$288.6	$301.1	$567.9	$606.4
Cost of sales	18	246.3	208.8	470.6	393.2
General and administrative expenses		12.0	13.7	23.1	26.4
Exploration expenses		11.5	15.8	20.6	37.9
Other		8.6	(5.0)	15.6	(7.1)
Operating costs		278.4	233.3	529.9	450.4
Earnings from operations		10.2	67.8	38.0	156.0
Share of net earnings (losses) from investments in associates and joint ventures, net of income taxes	8	(10.6)	(6.0)	(17.7)	0.8
Finance costs	19	(5.5)	(6.8)	(8.0)	(15.9)
Foreign exchange gains (losses)		(1.4)	0.2	(1.6)	(1.4)
Interest income and derivatives and other investment gains (losses)	20	5.7	(51.6)	6.5	(82.6)
Earnings (losses) before income taxes		(1.6)	3.6	17.2	56.9
Income taxes	7	(13.6)	(28.9)	(27.7)	(64.9)
Net losses		$(15.2)	$(25.3)	$(10.5)	$(8.0)
Net losses attributable to
Equity holders of IAMGOLD Corporation		$(16.0)	$(28.4)	$(12.3)	$(17.5)
Non-controlling interests		0.8	3.1	1.8	9.5
		$(15.2)	$(25.3)	$(10.5)	$(8.0)
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	16
Basic		376.8	376.6	376.7	376.6
Diluted		376.8	376.6	376.7	376.6
Losses per share ($ per share)
Basic		$(0.04)	$(0.08)	$(0.03)	$(0.05)
Diluted		$(0.04)	$(0.08)	$(0.03)	$(0.05)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2014	2013	2014	2013
Net losses		$(15.2)	$(25.3)	$(10.5)	$(8.0)
Other comprehensive income (loss), net of income taxes
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(6.3)	(26.2)	1.5	(46.9)
Net realized change in fair value of marketable securities	13(a)	0.4	—	0.7	—
Impairment losses of marketable securities		—	9.0	—	14.3
Tax impact		—	2.2	—	4.3
		(5.9)	(15.0)	2.2	(28.3)
Items that may be reclassified to profit or loss
Movement in cash flow hedge reserve
Effective portion of changes in fair value of cash flow hedges	13(b)	10.6	—	10.6	—
Time value of options and forward element of forward contracts excluded from hedge relationship	13(b)	(0.4)	—	(0.4)	—
Net change in fair value of cash flow hedge reclassified to consolidated statement of earnings	13(b)	0.2	—	0.2	—
Net change in time value of options and forward element of forward contracts reclassified to consolidated statement of earnings	13(b)	(1.2)	—	(1.2)	—
Tax impact		(2.4)	—	(2.4)	—
		6.8	—	6.8	—
Currency translation adjustment		(1.7)	0.1	(1.9)	0.1
Total other comprehensive income (loss)		(0.8)	(14.9)	7.1	(28.2)
Comprehensive loss		$(16.0)	$(40.2)	$(3.4)	$(36.2)

Comprehensive loss attributable to
Equity holders of IAMGOLD Corporation		$(16.8)	$(43.3)	$(5.2)	$(45.7)
Non-controlling interests		0.8	3.1	1.8	9.5
		$(16.0)	$(40.2)	$(3.4)	$(36.2)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Six months ended June 30,
(In millions of U.S. dollars)	Note	2014	2013

Common shares
Balance, beginning of the period		$2,317.6	$2,315.8
Issued shares on exercise of share based compensation		1.9	0.3
Balance, end of the period		2,319.5	2,316.1

Contributed surplus
Balance, beginning of the period		35.2	26.7
Issued shares on exercise of share based compensation		(1.9)	(0.2)
Share based compensation		3.9	5.3
Balance, end of the period		37.2	31.8

Retained earnings
Balance, beginning of the period		465.1	1,343.2
IFRS 9 transition adjustment, net of income taxes	2(d)	41.1	—
Adjusted balance, beginning of the period		506.2	1,343.2
Net losses attributable to equity holders of IAMGOLD Corporation		(12.3)	(17.5)
Dividends to equity holders of IAMGOLD Corporation		—	(47.0)
Balance, end of the period		493.9	1,278.7

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the period		13.6	42.4
IFRS 9 transition adjustment, net of income taxes	2(d)	(41.1)	—
Adjusted balance, beginning of the period		(27.5)	42.4
Net change in fair value of marketable securities, net of income taxes		2.2	(28.3)
Balance, end of the period		(25.3)	14.1
Cash flow hedge fair value reserve
Balance, beginning of the period		—	—
Net change in fair value of cash flow hedge, net of income taxes		6.8	—
Balance, end of the period		6.8	—
Currency translation adjustment
Balance, beginning of the period		(0.3)	—
Change for the period, net of income taxes		(1.9)	0.1
Balance, end of the period		(2.2)	0.1
Total accumulated other comprehensive income		(20.7)	14.2
Equity attributable to IAMGOLD Corporation shareholders		2,829.9	3,640.8

Non-controlling interests
Balance, beginning of the period		41.3	76.7
Net earnings attributable to non-controlling interests		1.8	9.5
Dividends to non-controlling interests		(2.2)	(10.0)
Balance, end of the period		40.9	76.2
		$2,870.8	$3,717.0
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2014	2013	2014	2013
Operating activities
Net losses		$(15.2)	$(25.3)	$(10.5)	$(8.0)
Adjustments for:
Finance costs	19	5.5	6.8	8.0	15.9
Depreciation expense		54.5	42.0	100.9	81.0
Changes in estimates of asset retirement obligations at closed sites		3.1	(10.2)	7.3	(12.5)
Income taxes		13.6	28.9	27.7	64.9
Impairment charges (reversals) of investments	20	—	39.3	(3.4)	66.7
Share of net earnings (losses) from investments in associates and joint ventures, net of income taxes	8	10.6	6.0	17.7	(0.8)
Effects of exchange rate fluctuation on cash and cash equivalents		0.9	3.1	5.4	1.4
Other non-cash items	21(a)	9.0	17.0	13.6	25.4
Adjustments for cash items	21(b)	(3.7)	0.7	(7.3)	3.8
Movements in non-cash working capital items and non-current ore stockpiles	21(c)	26.7	(30.4)	(9.8)	(46.1)
Cash from operating activities, before income taxes paid		105.0	77.9	149.6	191.7
Income taxes paid		(8.2)	(40.0)	(24.7)	(54.3)
Net cash from operating activities		96.8	37.9	124.9	137.4
Investing activities
Property, plant and equipment
Capital expenditures		(111.5)	(184.9)	(210.5)	(379.6)
Capitalized borrowing costs		(20.6)	(5.1)	(20.6)	(5.1)
Proceeds on sale of assets for finance leases	9	25.1	—	25.1	—
Proceeds from disposals		0.1	0.3	0.3	0.7
Advances to related parties	23	(1.7)	(21.7)	(5.3)	(23.7)
Repayment from related parties	23	0.6	—	0.7	—
Capital expenditures for exploration and evaluation assets		(3.5)	—	(4.7)	—
Other investing activities	21(d)	1.0	(2.4)	0.2	(7.3)
Net cash used in investing activities		(110.5)	(213.8)	(214.8)	(415.0)
Financing activities
Dividends paid		(2.2)	(1.6)	(2.2)	(50.2)
Interest paid		(2.4)	(18.9)	(3.9)	(19.7)
Other		(0.5)	(1.2)	(0.7)	(1.1)
Net cash used in financing activities		(5.1)	(21.7)	(6.8)	(71.0)
Effects of exchange rate fluctuation on cash and cash equivalents		(0.9)	(3.1)	(5.4)	(1.4)
Decrease in cash and cash equivalents		(19.7)	(200.7)	(102.1)	(350.0)
Cash and cash equivalents, beginning of the period		139.9	648.0	222.3	797.3
Cash and cash equivalents, end of the period		$120.2	$447.3	$120.2	$447.3
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.
The principal activities of the Company are the exploration, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION
(a)    Statement of compliance
The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD and all its subsidiaries, joint ventures and associates have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual consolidated financial statements. Accordingly certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.
The consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on August 13, 2014.

(b)	Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 14.
(c)    Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the six month period ended June 30, 2014. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
(d)    Significant accounting policies
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2013, except for the following new accounting standards, which were adopted during the six months ended June 30, 2014, and applied in preparing these consolidated interim financial statements. The Company evaluated the impact to its consolidated interim financial statements as a result of the new standards. This is summarized as follows:
IFRIC 21 - Levies
This interpretation provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. It defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Based on the Company’s review, there was no material impact on the Company’s consolidated interim financial statements upon the adoption of IFRIC 21 on January 1, 2014.
IFRS 9 - Financial Instruments
The Company has early adopted all of the requirements of IFRS 9, Financial Instruments, as amended November 2013 (“IFRS 9”) with a date of initial application of April 1, 2014. As a result of the early adoption of IFRS 9, the Company has changed its accounting policy with respect to financial instruments.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

The Company's financial instruments are accounted for as follows under IFRS 9 as compared to the Company's previous policy in accordance with IAS 39.

April 1, 2014
	IAS 39	IFRS 9
Assets
Cash and cash equivalents	Fair value through profit or loss	Fair value through profit or loss
Restricted cash	Fair value through profit or loss	Fair value through profit or loss
Trade and other receivables	Amortized cost	Amortized cost
Marketable securities	Available-for-sale	Fair value through other comprehensive income
Warrants	Fair value through profit or loss	Fair value through profit or loss
Fixed rate investments	Fair value through profit or loss	Amortized cost
Derivatives	Fair value through profit or loss	Fair value through profit or loss
Liabilities
Accounts payable	Amortized cost	Amortized cost
Senior unsecured notes	Amortized cost	Amortized cost
Derivatives	Fair value through profit or loss	Fair value through profit or loss
Under IFRS 9, the Company’s equity marketable securities are designated as financial assets at fair value through other comprehensive income. Fair value gains and losses on marketable securities are recognized in other comprehensive income with no reclassification to the consolidated statements of earnings.
IFRS 9 does not require restatement of comparative periods. Accordingly, the Company has reflected the retrospective impact of the adoption of IFRS 9 due to the change in accounting policy for equity marketable securities as an adjustment to opening components of equity as at January 1, 2014. The three month period ended March 31, 2014 has been adjusted for the impact of IFRS 9 and included in earnings for the period ending March 31, 2014.
The following tables summarize the adjustments, net of tax, made to the Company’s consolidated statements of earnings, comprehensive income and cash flows for the three months ended March 31, 2014 as a result of accounting for impairments of marketable securities in other comprehensive income.

	March 31, 2014
	As previously reported	Adjustments	As restated
Equity
Retained earnings	$468.8	$41.1	$509.9
Accumulated other comprehensive income (loss)	21.2	(41.1)	(19.9)
Impact on equity		$—

	Three months ended March 31, 2014
	As previously reported	Adjustments	As restated
Earnings from operations	$27.8	$—	$27.8
Interest income and derivatives and other investment gains (losses)	0.8	0.3	1.1
Total other comprehensive income, net of income taxes	7.9	(0.3)	7.6
Impact on total comprehensive loss		$—

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

	Three months ended March 31, 2014
	As previously reported	Adjustments	As restated
Net cash from operations
Net earnings	$4.7	$0.3	$5.0
Impairment reversal of investments	$(3.1)	$(0.3)	$(3.4)
Impact on change in cash and cash equivalents		$—
The fair value of marketable securities is $51.8 million under both IAS 39 and IFRS 9 as at April 1, 2014, the date of initial application of IFRS 9, and is presented in receivables and other current assets ($13.7 million) and other non-current assets ($38.1 million) in the consolidated balance sheet.
As a result of the adoption of IFRS 9, the Company's accounting policy for financial instruments has been updated as follows:
Financial instruments
The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.Certain financial instruments are recorded at fair value in the consolidated balance sheets. Refer to note 14 on fair value determination.

(i)	Non-derivative financial instruments
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.
Financial assets at fair value through profit or loss
Cash and cash equivalents, restricted cash, short-term investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents and restricted cash are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings.
Amortized cost
Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.
Financial assets at fair value through other comprehensive income
The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.
Non-derivative financial liabilities
Accounts payable, senior unsecured notes, and borrowings related to the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

(ii)	Derivative financial instruments
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss.
Derivative instruments at fair value through profit or loss, including embedded derivatives in financial liabilities measured at amortized cost, are recorded in the consolidated balance sheets at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.
Changes in estimated fair value at each reporting date are included in the consolidated statements of earnings as a derivative gains or losses.
Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)	Hedges

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedge items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are classified to the consolidated statements of earnings when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction results in the recognition of a non-financial asset, the amounts accumulated in other comprehensive income are classified to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of earnings. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with these amounts recorded in other comprehensive income as a cost of hedging. For hedge items other than the purchase of non-financial assets, the cost of hedging amounts are classified to the consolidated statement of earnings when the underlying hedged transaction affects profit or loss. When hedging a forecasted transation that results in the recognition of a non-financial asset, cost of hedging amounts are classified to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statement of earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of earnings.
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of earnings immediately.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

(e)	Basis of consolidation
Subsidiaries, joint ventures and investments in associates and joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	June 30, 2014	December 31, 2013	Type of Arrangement	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Subsidiary	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Subsidiary	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Division	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Subsidiary	Consolidation
Trelawney Mining and Exploration Inc.[2]	Côté Gold project – Canada	100%	100%	Subsidiary	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Joint venture	Equity accounting
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Joint venture	Equity accounting
Galane Gold Ltd.[3]	Mupane mine – Botswana	43%	43%	Associate	Equity accounting
INV Metals Inc.[3]	Loma Larga project – Ecuador	47%	47%	Associate	Equity accounting

1	Division of IAMGOLD Corporation.

2	Trelawney Mining and Exploration Inc., owns a 92.5% interest in the Côté Gold project.

3	Galane Gold Ltd and INV Metals Inc. are incorporated in Canada.

3. FUTURE ACCOUNTING POLICY

The following new standard was not yet effective for the six months ended June 30, 2014, and has not been applied in preparing these consolidated interim financial statements.

IFRS 15 - Revenue from Contracts with Customers
The IASB has issued IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts and IAS 18, Revenue. The mandatory effective date of IFRS 15 is January 1, 2017. The objective of IFRS 15 is to establish a single, principles based five-step model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative, relevant disclosures. The Company will evaluate the impact of adopting IFRS 15 in its consolidated financial statements in future periods.

4. GOLD BULLION

		June 30, 2014	December 31, 2013
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
Spot price for gold, end of the period	($/oz)	$1,315	$1,205
Market value, end of the period	($ millions)	$177.1	$162.3

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

5.	RECEIVABLES AND OTHER CURRENT ASSETS

	Note	June 30, 2014	December 31, 2013
Gold receivables		$2.6	$5.2
Niobium receivables		21.7	18.2
Receivables from governments[1]		23.5	25.5
Receivables from related parties	23	0.4	0.2
Other receivables		7.3	7.7
Total receivables		55.5	56.8
Marketable securities and warrants		13.6	9.2
Prepaid expenses		9.8	12.7
Derivatives		5.0	—
Other current assets		0.3	1.3
		$84.2	$80.0

1	Receivables from governments relate primarily to value added tax.

6.	INVENTORIES

	Note	June 30, 2014	December 31, 2013
Finished goods
Gold production inventories		$69.4	$69.1
Niobium production inventories		17.0	21.5
Ore stockpiles		8.4	16.1
Mine supplies		173.1	193.5
		267.9	300.2
Ore stockpiles included in other non-current assets	10	125.0	103.8
		$392.9	$404.0
For the three and six months ended June 30, 2014, the Company recognized a write-down of inventories of $6.2 million and $7.9 million (June 30, 2013 - $nil).

7. INCOME TAXES
The Company estimates the effective income tax rate, including the impact of changes in exchange rates for foreign currency, expected to be applicable for the full fiscal year and uses that rate to calculate the income tax expense for interim reporting periods. The Company recognizes the tax impact of changes in the non-recognition of losses, enacted tax rates and other items as discrete items in the interim period in which they occur.
The effective income tax rate varies from the combined Canadian federal and provincial statutory income tax rate and mining duty rate. The differences between the effective income tax rate and combined statutory rate are due to fluctuations in the mix of income, exchange rates for foreign currency, the non-recognition of losses and other items.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

8.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Associates		Joint Ventures
	Galane	INV Metals	Sadiola	Yatela	Total
Balance, January 1, 2013	$28.3	$27.8	$106.4	$1.6	$164.1
Impairment charges	(20.3)	(19.7)	—	—	(40.0)
Currency translation adjustment	—	(0.3)	—	—	(0.3)
Share of net losses, net of income taxes	(8.0)	(1.3)	(47.4)	(10.7)	(67.4)
Share of net losses applied to the loan receivable from Yatela	—	—	—	8.3	8.3
Provision for share of net losses	—	—	—	0.8	0.8
Balance, December 31, 2013	—	6.5	59.0	—	65.5
Impairment reversal	3.4	—	—	—	3.4
Currency translation adjustment	—	(1.9)	—	—	(1.9)
Share of net earnings (losses), net of income taxes	0.9	(0.5)	(5.1)	(13.0)	(17.7)
Provision for share of net losses	—	—	—	13.0	13.0
Balance, June 30, 2014	$4.3	$4.1	$53.9	$—	$62.3

9. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2013	$701.7	$1,794.9	$1,263.2	$3,759.8
Additions[1]	437.4	159.9	125.1	722.4
Changes in asset retirement obligations	—	29.3	—	29.3
Disposals	—	(5.5)	(25.3)	(30.8)
Transfers within property, plant and equipment	(154.7)	13.2	141.5	—
Balance, December 31, 2013	984.4	1,991.8	1,504.5	4,480.7
Additions[1]	129.3	49.8	87.9	267.0
Changes in asset retirement obligations	—	8.5	—	8.5
Disposals	—	(0.1)	(43.4)	(43.5)
Transfers within property, plant and equipment	(285.9)	(11.7)	297.6	—
Other	—	5.2	(5.4)	(0.2)
Balance, June 30, 2014	$827.8	$2,043.5	$1,841.2	$4,712.5

1	Includes borrowing costs of $19.2 million capitalized during the six months ended June 30, 2014 (year ended December 31, 2013 – $27.6 million) at a weighted average interest rate of 6.97%.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

	Construction in progress	Mining properties	Plant and equipment	Total
Accumulated Depreciation
Balance, January 1, 2013	$—	$702.9	$433.1	$1,136.0
Depreciation expense	—	105.0	113.3	218.3
Impairment charges	—	631.4	—	631.4
Disposals	—	(5.5)	(19.9)	(25.4)
Balance, December 31, 2013	—	1,433.8	526.5	1,960.3
Depreciation expense	—	28.8	78.8	107.6
Disposals	—	—	(13.7)	(13.7)
Other	—	2.8	(3.0)	(0.2)
Balance, June 30, 2014	$—	$1,465.4	$588.6	$2,054.0

Carrying amount, December 31, 2013	$984.4	$558.0	$978.0	$2,520.4
Carrying amount, June 30, 2014	$827.8	$578.1	$1,252.6	$2,658.5

The carrying amount of plant and equipment includes $25.1 million (December 31, 2013 - $nil) of equipment held under finance leases. The finance leases are for a five-year term commencing on June 30, 2014 and contain purchase options that the Company has assessed as being reasonably certain to be exercised at maturity. The assets subject to the finance leases were previously owned by the Company and were sold to the lessor prior to being leased back, resulting in a disposal of plant and equipment of $25.1 million.

10.	OTHER NON-CURRENT ASSETS

	Note	June 30, 2014	December 31, 2013
Ore stockpiles		$125.0	$103.8
Marketable securities and warrants		30.7	32.6
Deposits on non-current assets		2.6	6.5
Receivables from governments[1]		66.7	31.6
Receivables from related parties[2]	23	42.8	38.5
Restricted cash		9.3	8.6
Royalty interests		20.1	21.3
Derivatives		3.4	0.1
Other		17.9	17.6
		$318.5	$260.6

1	Receivables from governments relate primarily to exploration credits and income taxes receivable.

2	As at June 30, 2014, the Company had an allowance for doubtful non-trade receivables of $36.0 million (December 31, 2013 - $36.0 million).

11.	PROVISIONS

	June 30, 2014	December 31, 2013
Asset retirement obligations	$249.0	$235.6
Other	35.5	22.8
	$284.5	$258.4

Non-current provisions	$278.6	$247.0
Current portion of provisions	5.9	11.4
	$284.5	$258.4

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

(a)	Asset retirement obligations
As at June 30, 2014, the Company had letters of credit in the amount of $64.9 million to guarantee asset retirement obligations compared to $65.1 million at December 31, 2013. The Company also had legally restricted cash of $9.3 million as at June 30, 2014 (December 31, 2013 – $8.6 million) revalued for foreign exchange movements included in other non-current assets for the purposes of settling asset retirement obligations. The increase in asset retirement obligations as at June 30, 2014 is mainly due to a decrease in average real discount rates.

(b)	Provisions for litigation claims and regulatory assessments
By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.
The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.
The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable.
As at June 30, 2014, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

12.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior unsecured notes
On September 21, 2012, the Company issued at face value $650.0 million of senior unsecured notes (“Notes”) with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1.
The following are the contractual maturities related to the Notes, including interest payments.

	Payments due by period
Balance, June 30, 2014	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Notes	$650.0	$935.4	$22.0	$87.8	$87.8	$737.8

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $9.0 million as at June 30, 2014 (December 31, 2013 – $9.7 million).

(b)	Credit facilities
The Company has a four-year $500.0 million unsecured revolving credit facility and a four-year $250.0 million unsecured revolving credit facility at Niobec Inc., a wholly-owned subsidiary of the Company. The maturity date of both credit facilities is February 22, 2016 with a provision to extend the maturity date for a period of one year. No funds were drawn against the credit facilities as at June 30, 2014 and December 31, 2013. The Company has complied with its credit facility covenants as at June 30, 2014.
The Company has a $75.0 million Canadian revolving facility for the issuance of letters of credit. The maturity date of this credit facility is July 23, 2015, after executing its option to extend the term of the facility for fifteen months. The Company’s letters of credit guarantee certain asset retirement obligations and are revalued to U.S. dollars at the end of each reporting period. Refer to Note 11(a).
Credit facility issue costs are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying amount of credit facilities issue costs, net of amortization as at June 30, 2014 was $1.9 million (December 31, 2013 - $2.5 million).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

13.	FINANCIAL INSTRUMENTS

	June 30, 2014		December 31, 2013
Financial assets (liabilities)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$120.2	$120.2	$222.3	$222.3
Current receivables	31.6	31.6	31.1	31.1
Receivables from related parties	43.2	43.2	38.7	38.7
Marketable securities and warrants	44.3	44.3	41.8	41.8
Restricted cash	9.3	9.3	8.6	8.6
Fixed rate investments	5.9	5.9	5.3	5.3
Net derivative assets (liabilities)	6.8	6.8	(5.2)	(5.2)
Accounts payable and accrued liabilities	(171.8)	(171.8)	(185.6)	(185.6)
Finance lease obligation	(25.1)	(25.1)	—	—
Long-term debt[1]	(650.0)	(602.6)	(650.0)	(569.6)

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $9.0 million as at June 30, 2014 (December 31, 2013 – $9.7 million).

(a)Financial assets measured at fair value through other comprehensive income
Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through other comprehensive income. The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

During the period, the Company disposed of the following marketable securities in order to realize gains and in return for other marketable securities.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Proceeds on sale of marketable securities	$1.6	$—	$2.2	$—
Fair value of marketable securities at date of disposal	(1.2)	—	(1.5)	—
Gain on sale of marketable securities recorded in other comprehensive income	$0.4	$—	$0.7	$—

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

(b)Cash flow hedge reserve

(i)	Hedging gains (losses)

	Hedging gains (losses) recognized in cash flow hedge reserve		(Gains) losses reclassified from cash flow hedge reserve to consolidated statements of earnings
	Three months ended June 30, 2014	Six months ended June 30, 2014	Three months ended June 30, 2014	Six months ended June 30, 2014
Exchange rate risk
Canadian dollar contracts
Forward contracts	$9.1	$9.1	$0.2	$0.2
Option contracts	0.7	0.7	—	—
Euro contracts
Forward contracts	0.3	0.3	—	—
	10.1	10.1	0.2	0.2
Aluminum market price risk
Aluminum contracts	0.5	0.5	—	—
	10.6	10.6	0.2	0.2
Time value excluded from hedge relationship	(0.4)	(0.4)	(1.2)	(1.2)
Total	$10.2	$10.2	$(1.0)	$(1.0)

Amounts reclassified from the cash flow hedge reserve in the three and six month periods ended June 30, 2014 were recorded in cost of sales.  There is no hedge ineffectiveness for the three and six month periods ended June 30, 2014.

(ii)	Currency exchange rate risk
Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar have a direct impact on the Company’s financial statements. The Company’s operations have exposure to these currencies; however, the functional currencies are the U.S. dollar.
The Company manages its exposure to the Canadian dollar and the Euro by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements and revenues at some of its mine sites, and corporate costs.
The Company has designated forward and option contracts as cash flow hedges for its highly probable forecast Canadian dollar and Euro expenditure requirements, and Euro revenue transactions at Niobec. The Company has elected to only designate the spot element of forward contracts and the change in the intrinsic value of options in the hedging relationships.

An economic relationship exists between the hedged items and the hedging instruments as the fair values of both the hedged items and hedging instruments move in opposite directions in response to the same risk. The hedge ratio is determined by dividing the quantity of the forward and option contracts by the quantity of the forecast Canadian dollar and Euro expenditure and revenue exposures.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

As at June 30, 2014, the Company’s outstanding derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings, are as follows:

June 30, 2014	2014	2015	Total
Cash flow hedges
Exchange rate risk
Canadian dollar contracts (millions of C$)	101	145	246
Forward contracts	40	145	185
Contract rate range (C$/US$)	1.0246 - 1.1162	1.1019 - 1.1151
Option contracts	61	—	61
Contract rate range (C$/US$)	1.0200 - 1.0975	—
Euro contracts (millions of €)	15	—	15
Forward contracts	12	—	12
Contract rate range (€/US$)	1.3600 - 1.3804	—
Option contracts	3	—	3
Contract rate range (€/US$)	1.3700 - 1.3876	—
Additional information on hedging instruments and hedged forecast transactions related to exchange rate risk as at June 30, 2014 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
	Assets	Liabilities	Cash flow hedge fair value reserve	Hedging instruments	Hedged items
Cash flow hedges
Exchange rate risk
Canadian dollar contracts
Forward contracts	$4.9	$(1.2)	$5.9	$5.9	$(5.9)
Option contracts	—	(0.1)	—	—	(0.1)
Euro contracts
Forward contracts	—	—	0.1	0.1	(0.1)
Total	$4.9	$(1.3)	$6.0	$6.0	$(6.1)

(iii)	Aluminum market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations in aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.
The Company has designated option and swap contracts as cash flow hedges for its highly probable forecast aluminum purchases. The Company has elected to only designate the spot element of swap contracts and the change in the intrinsic value of options in the hedging relationships.

As at June 30, 2014, the Company’s outstanding derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings, are as follows:

June 30, 2014	2014	2015	2016	Total
Cash flow hedges
Aluminum market price risk
Aluminum contracts (tonnes)	1,200	1,500	600	3,300
Contract rate range ($/tonne)	1,900 - 2,150	1,730 - 1,985	1,837 - 2,050

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

(c)Non-hedge derivatives

(i)	Currency exchange rate risk
As at June 30, 2014, the Company had outstanding contracts, which were not designated for hedge accounting. Canadian dollar option contracts for the remainder of 2014 of C$61 million ($56 million) covering approximately 28% of its planned exposure. Contract rates range from C$1.086/US$ to C$1.0975/ US$.
The fair value as at June 30, 2014 was included in other current and non-current liabilities.

	June 30, 2014	December 31, 2013
Canadian dollar (C$)	$(0.2)	$(4.4)

(ii)	Oil contracts and fuel market price risk
As at June 30, 2014, the Company had outstanding option contracts for the remainder of 2015 for 600,000 barrels of oil, which were not designated for hedge accounting, covering approximately 41% of its estimated fuel exposure. Contract prices range from $79 to $95 per barrel. Planned fuel requirements are for the Rosebel, Essakane, Westwood and Niobec operations.
The fair value as at June 30, 2014 was included in other non-current assets (liabilities).

	June 30, 2014	December 31, 2013
Crude oil option contracts	$3.3	$(0.4)

(iii)	Non-hedge derivative gains (losses)
Non-hedge derivative gains (losses) are included in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings. These gains (losses) relate to contracts associated with the mine sites, development projects and corporate.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Unrealized gains (losses) on
Derivatives - currency contracts	$1.9	$(7.9)	$(1.4)	$(18.9)
Derivatives - oil contracts	2.6	(1.2)	3.6	(1.5)
Derivatives - aluminum contracts	—	(0.4)	0.1	(0.7)
Other	—	(0.1)	0.1	(0.5)
	4.5	(9.6)	2.4	(21.6)
Realized gains (losses) on
Derivatives - currency contracts	—	2.3	(1.5)	6.3
Derivatives - oil contracts	—	0.2	—	0.3
Derivatives - aluminum contracts	—	(0.2)	(0.1)	(0.2)
	—	2.3	(1.6)	6.4
	$4.5	$(7.3)	$0.8	$(15.2)

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

14.	FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in categories of financial instruments since December 31, 2013.

(a)	Assets and liabilities measured at fair value on a recurring basis
As at June 30, 2014, the Company’s assets and liabilities recorded at fair value were as follows:

Fair value, June 30, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$120.2	$—	$—	$120.2
Restricted cash	9.3	—	—	9.3
Marketable securities	42.1	—	2.0	44.1
Warrants	—	0.2	—	0.2
Derivatives
Currency contracts	—	5.0	—	5.0
Oil contracts	—	3.3	—	3.3
	$171.6	$8.5	$2.0	$182.1
Liabilities
Derivatives
Currency contracts	$—	$(1.5)	$—	$(1.5)

(b)	Valuation techniques
Marketable securities
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market that is the principal active market for that particular security. Investments in equity instruments that are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in Level 3
Balance, January 1, 2014	$11.2
Change in fair value reported in other comprehensive income, net of income taxes	(9.2)
Balance, June 30, 2014	$2.0
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company applies a credit risk adjustment based on the credit spreads of the counterparties and the Company's credit risk. The Company assesses the reasonableness of these valuations through generally accepted valuation methods for such instruments and third party valuations.  Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the counterparty and the Company's credit risk, and are therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

Long-term debt
Long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of long-term debt as at June 30, 2014 was $602.6 million.
Investments in associates
Investments in associates are measured at fair value on a non-recurring basis when an impairment charge or reversal is required to be recorded. After application of the equity method, the fair value of an investment in associate is determined for purposes of assessing whether an impairment charge or reversal of a previously recorded impairment charge is required. For publicly traded companies, the Company determines the fair value of its investment in associates based on a market approach reflecting the closing price of the investment in the associate’s shares at the balance sheet date. Since there is a quoted-market price, this is classified within Level 1 of the fair value hierarchy. As at June 30, 2014, no investments in associates were measured at fair value (December 31, 2013 - $6.5 million).

15.	SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Six months ended June 30,
Number of shares (in millions)	2014	2013
Outstanding, beginning of the period	376.6	376.5
Issuance of share capital	0.2	0.1
Outstanding, end of the period	376.8	376.6
In December 2013, the Company suspended future dividend payments in order to preserve liquidity. As a result, for the three and six months ended June 30, 2014, the Company did not pay dividends to its shareholders (three months ended June 30, 2013 - payment of $nil and six months ended June 30, 2013 - payment of $47.0 million). For the three months ended June 30, 2014, the Company paid dividends of $2.2 million to non-controlling interests (three months ended June 30, 2013 - payment of $1.6 million). For the six months ended June 30, 2014, the Company paid dividends of $2.2 million to non-controlling interests (six months ended June 30, 2013 - payment of $3.1 million).

16.	LOSSES PER SHARE
Basic losses per share computation

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Numerator
Net losses attributable to equity holders of IAMGOLD	$(16.0)	$(28.4)	$(12.3)	$(17.5)
Denominator (in millions)
Weighted average number of common shares (basic)	376.8	376.6	376.7	376.6
Basic losses attributable to equity holders of IAMGOLD per share ($/share)	$(0.04)	$(0.08)	$(0.03)	$(0.05)

Due to net losses attributable to equity holders of IAMGOLD for the three and six months ended June 30, 2014 and June 30, 2013 share options and restricted share units were anti-dilutive.
Equity instruments excluded from the computation of diluted losses per share, which could be dilutive in the future, were as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2014	2013	2014	2013
Share options	6.1	5.6	6.1	5.6
Performance share units	0.1	0.4	0.1	0.4
Restricted share units	2.3	1.3	2.3	1.3
	8.5	7.3	8.5	7.3

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

17.	SHARE BASED COMPENSATION

(a)	Share option awards

Six months ended June 30, 2014	Share options (in millions)	Weighted average exercise price (C$ )[1]
Outstanding, beginning of the period	5.4	$12.37
Granted	1.3	4.38
Forfeited	(0.7)	11.90
Outstanding, end of the period	6.0	$10.68
Exercisable, end of the period	2.1	$14.56

1	Exercise prices are denominated in Canadian dollars. The exchange rate at June 30, 2014, between the U.S. dollar and Canadian dollar was $0.9372/C$.
The following were the weighted average inputs to the Black-Scholes model used in determining fair value of the options granted during the six months ended June 30, 2014.

Six months ended June 30, 2014	Share options
Weighted average risk-free interest rate	1.65%
Weighted average expected volatility[1]	50.03%
Weighted average dividend yield	0.00%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$1.89
Weighted average share price at grant date (C$ per share)	$4.29
Weighted average exercise price (C$ per share)	$4.38

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Full value awards
Full value awards consist of performance share units and restricted share units.

Six months ended June 30, 2014	Full value awards (in millions)
Outstanding, beginning of the period	1.5
Granted	1.2
Exercised	(0.2)
Outstanding, end of the period	2.5
The following were the weighted average inputs to the Black-Scholes model used in determining fair value of the restricted share units granted during the six months ended June 30, 2014.

Six months ended June 30, 2014	Performance share units
Weighted average risk-free interest rate	1.16%
Weighted average expected volatility	55.46%
Weighted average dividend yield	0.00%
Weighted average expected life of RSUs issued (years)	2.4
Weighted average grant-date fair value (C$ per share)	$4.33
Weighted average share price at grant date (C$ per share)	$4.34

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

18.	COST OF SALES
Cost of sales includes mine production, transport and smelter costs, site administrative costs, royalty expenses, and depreciation expense.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Operating costs - mines	$181.9	$155.0	$350.4	$286.1
Royalties	11.0	12.6	21.4	27.5
Depreciation expense[1]	53.4	41.2	98.8	79.6
	$246.3	$208.8	$470.6	$393.2

1	Depreciation expense excludes depreciation relating to corporate assets which is included in general and administrative expenses.

19.	FINANCE COSTS

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Interest expense	$3.2	$5.3	$3.5	$13.0
Credit facility fees	1.5	1.2	2.8	2.3
Accretion expense	0.8	0.3	1.6	0.5
Other	—	—	0.1	0.1
	$5.5	$6.8	$8.0	$15.9

20.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Interest income	$—	$1.0	$0.3	$1.9
Impairment reversals (charges) of investments in associates and marketable securities	—	(39.3)	3.4	(66.7)
Write-down of receivables	(0.5)	(7.1)	(0.7)	(7.1)
Non-hedge derivative gains (losses)	4.5	(7.3)	0.8	(15.2)
Gains on sale of marketable securities	—	—	0.7	—
Other	1.7	1.1	2.0	4.5
	$5.7	$(51.6)	$6.5	$(82.6)

21.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Share-based compensation	$2.6	$2.6	$3.9	$5.3
Write-down of receivables	0.5	7.1	0.7	7.1
Write-down of inventories	6.2	—	6.2	—
Hedge and non-hedge derivative (gains) losses	(3.8)	7.3	(0.1)	15.2
Other	3.5	—	2.9	(2.2)
	$9.0	$17.0	$13.6	$25.4

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

(b)	Adjustments for cash items within operating activities

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Disbursements related to asset retirement obligations	$(2.2)	$(1.4)	$(3.9)	$(2.2)
Settlement of derivatives	(1.1)	2.3	(2.7)	6.4
Other	(0.4)	(0.2)	(0.7)	(0.4)
	$(3.7)	$0.7	$(7.3)	$3.8

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Receivables and other current assets	$19.5	$(4.5)	$5.8	$3.0
Inventories and non-current ore stockpiles	5.2	6.3	12.5	(20.8)
Accounts payable and accrued liabilities	2.0	(32.2)	(28.1)	(28.3)
	$26.7	$(30.4)	$(9.8)	$(46.1)

(d)	Other investing activities

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Acquisition of investments	$(0.2)	$(0.7)	$(1.0)	$(5.9)
Proceeds from sale of investments	—	0.1	0.3	0.1
Movement in restricted cash	—	(0.5)	(0.7)	—
Net disposals (acquisitions) of other assets	1.2	(1.3)	1.6	(1.5)
	$1.0	$(2.4)	$0.2	$(7.3)

22.	COMMITMENTS

(a)	Capital commitments

	June 30, 2014	December 31, 2013
Purchase obligations	$76.6	$66.4
Capital expenditure obligations	55.3	32.3
Operating leases	7.0	11.2
	$138.9	$109.9

Capital commitments – payments due by period

	Payments due by period
At June 30, 2014	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$76.6	$69.0	$3.8	$3.5	$0.3
Capital expenditure obligations	55.3	27.0	13.3	8.8	6.2
Operating leases	7.0	2.0	5.0	—	—
	$138.9	$98.0	$22.1	$12.3	$6.5

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

(b)	Capital expenditure finance leases – gross lease liability Included within capital expenditure obligations are the following expenditures related to finance leases.

	June 30, 2014	December 31, 2013
Within one year	$4.8	$—
Between two and five years	23.4	—
	28.2	—
Future interest	(3.1)	—
Present value of finance lease liabilities	$25.1	$—
The present value of finance lease liabilities is repayable as follows:

	June 30, 2014	December 31, 2013
Within one year	$4.8	$—
Between two and five years	20.3	—
	$25.1	$—

23.	RELATED PARTY TRANSACTIONS
The Company had the following related party transaction included in receivables and other current assets in the consolidated balance sheets.

•
The Company has a non-interest bearing loan receivable from Sadiola for certain services rendered. As at June 30, 2014, the outstanding loan balance was $0.4 million (December 31, 2013 - $0.2 million). For the six months ended June 30, 2014, the Company advanced $0.9 million and received a repayment of $0.7 million.

The Company had the following significant related party transactions included in other non-current assets in the consolidated balance sheets.

•
The Company loaned $20.0 million to its joint venture Sadiola in 2012 for operating expenses. This loan bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 1, 2014, and, at such time as Sadiola has sufficient free cash flow to do so. On February 11, 2014, the loan agreement was amended to extend the repayment date to the earlier of December 1, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at June 30, 2014, this loan had an outstanding balance of $20.8 million (December 31, 2013 - $20.8 million), including accrued interest income.

•
During the six months ended June 30, 2014, the Company made advances of $4.4 million to Sadiola related to previous purchase commitments for the sulphide project. For the same prior year period, the Company made no advances. These advances are part of a loan agreement, which bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at June 30, 2014, the carrying amount was $22.0 million (December 31, 2013 - $17.7 million), including accrued interest income.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

24.	SEGMENTED INFORMATION

Three months ended June 30, 2014

	Consolidated statement of earnings information							Net capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations
Gold mines
Suriname	$101.1	$75.3	$12.8	$—	$1.0	$1.8	$10.2	$23.9
Burkina Faso	121.2	81.2	30.9	—	—	2.6	6.5	31.1
Canada	6.8	2.9	1.3	—	—	3.1	(0.5)	38.1
Total gold mines excluding joint ventures	229.1	159.4	45.0	—	1.0	7.5	16.2	93.1
Niobium	57.2	32.5	7.1	—	—	0.1	17.5	13.0
Exploration and evaluation[3]	—	—	—	(0.1)	10.5	0.2	(10.6)	3.5
Corporate[4]	2.3	1.0	1.3	12.1	—	0.8	(12.9)	0.9
Total per consolidated financial statements	288.6	192.9	53.4	12.0	11.5	8.6	10.2	110.5
Joint ventures (Mali)[5]	36.0	39.2	6.7	—	0.1	—	(10.0)	2.3
	$324.6	$232.1	$60.1	$12.0	$11.6	$8.6	$0.2	$112.8
Three months ended June 30, 2013

	Consolidated statement of earnings information							Net capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations
Gold mines
Suriname	$113.2	$58.3	$13.4	$—	$1.2	$0.9	$39.4	$30.0
Burkina Faso	89.5	49.4	16.7	—	0.1	—	23.3	88.6
Canada	46.4	29.6	2.3	0.1	—	(9.3)	23.7	46.5
Total gold mines excluding joint ventures	249.1	137.3	32.4	0.1	1.3	(8.4)	86.4	165.1
Niobium	49.8	29.3	6.6	0.4	—	—	13.5	24.9
Exploration and evaluation[3]	—	—	0.2	0.3	15.7	3.7	(19.9)	—
Corporate[4]	2.2	1.0	2.0	12.9	(1.2)	(0.3)	(12.2)	—
Total per consolidated financial statements	301.1	167.6	41.2	13.7	15.8	(5.0)	67.8	190.0
Joint ventures (Mali)[5]	41.2	31.8	3.8	—	0.6	—	5.0	13.6
	$342.3	$199.4	$45.0	$13.7	$16.4	$(5.0)	$72.8	$203.6

1	Excludes depreciation expense.

2	Includes cash expenditures for property, plant and equipment, capitalized borrowing costs, exploration and evaluation assets, and is net of proceeds from finance leases.

3	Closed site costs on exploration and evaluation properties included in other operating costs.

4	Includes earnings from royalty interests.

5
Net earnings (losses) from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

Six months ended June 30, 2014

	Consolidated statement of earnings information							Net capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations
Gold mines
Suriname	$217.9	$151.1	$29.8	$—	$2.2	$2.4	$32.4	$42.5
Burkina Faso	214.1	148.1	50.4	—	—	2.8	12.8	66.4
Canada	12.0	6.9	1.4	—	—	7.2	(3.5)	73.6
Total gold mines excluding joint ventures	444.0	306.1	81.6	—	2.2	12.4	41.7	182.5
Niobium	119.2	64.1	14.6	—	—	0.2	40.3	22.6
Exploration and evaluation[3]	—	—	0.1	—	18.4	2.0	(20.5)	4.7
Corporate[4]	4.7	1.6	2.5	23.1	—	1.0	(23.5)	0.9
Total per consolidated financial statements	567.9	371.8	98.8	23.1	20.6	15.6	38.0	210.7
Joint ventures (Mali)[5]	62.7	65.6	13.6	—	0.2	—	(16.7)	6.1
	$630.6	$437.4	$112.4	$23.1	$20.8	$15.6	$21.3	$216.8
Six months ended June 30, 2013

	Consolidated statement of earnings information							Net capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations
Gold mines
Suriname	$248.9	$117.9	$26.4	$—	$2.5	$0.9	$101.2	$78.3
Burkina Faso	207.1	104.1	34.0	—	0.4	—	68.6	164.7
Canada	46.4	29.9	2.7	—	0.1	(11.4)	25.1	98.4
Total gold mines excluding joint ventures	502.4	251.9	63.1	—	3.0	(10.5)	194.9	341.4
Niobium	99.5	59.4	12.5	0.4	—	—	27.2	43.1
Exploration and evaluation[3]	—	—	0.5	0.7	34.9	3.8	(39.9)	0.2
Corporate[4]	4.5	2.3	3.5	25.3	—	(0.4)	(26.2)	—
Total per consolidated financial statements	606.4	313.6	79.6	26.4	37.9	(7.1)	156.0	384.7
Joint ventures (Mali)[5]	86.2	63.5	6.8	—	1.4	—	14.5	28.0
	$692.6	$377.1	$86.4	$26.4	$39.3	$(7.1)	$170.5	$412.7

1	Excludes depreciation expense.

2	Includes cash expenditures for property, plant and equipment, capitalized borrowing costs, exploration and evaluation assets, and is net of proceeds from finance leases.

3	Closed site costs on exploration and evaluation properties included in other operating costs.

4	Includes earnings from royalty interests.

5
Net earnings (losses) from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014

	June 30, 2014			December 31, 2013
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Suriname	$574.7	$697.0	$230.8	$518.2	$637.3	$193.7
Burkina Faso	892.1	1,089.4	118.4	835.1	1,043.1	117.8
Canada	793.1	816.6	138.8	729.8	748.6	139.1
Total gold mines	2,259.9	2,603.0	488.0	2,083.1	2,429.0	450.6
Niobium	538.6	601.2	198.5	530.3	600.0	183.4
Exploration and evaluation	549.1	557.7	8.7	543.4	555.5	9.2
Corporate[1]	310.3	482.0	677.9	297.0	605.9	674.7
Total per consolidated financial statements	$3,657.9	$4,243.9	$1,373.1	$3,453.8	$4,190.4	$1,317.9
Joint ventures (Mali)[2]	$112.8	$175.3	$146.9	$122.9	$189.1	$142.6

1	The carrying amount of the joint ventures is included in the corporate segment as non-current assets.

2
The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the joint ventures and to make resource allocation decisions.

25. SUBSEQUENT EVENTS

Effective July 1, 2014, the Company declared commercial production at its Westwood mine. The gold processing plant at the Westwood mine began processing in March 2013; however, hoisting ore at a sustained level to sufficiently feed the processing plant to enable profitable production was achieved on July 1, 2014.

Since the date of commercial production, the Westwood mine is considered an operating mine and is no longer accounted for as a development project. Westwood’s contribution from gold sales is recorded in the consolidated statements of earnings and was no longer netted against capital expenditures.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2014